

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 18, 2021

Ilan Ganot
Chief Executive Officer
Solid Biosciences Inc.
141 Portland Street, Fifth Floor
Cambridge, MA 02139

> **Re: Solid Biosciences Inc.**
> **Registration Statement on Form S-3**
> **Filed March 15, 2021**
> **File No. 333-254310**

Dear Mr. Ganot:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lia Der Marderosian, Esq.